Mail Stop 3010

May 10, 2010

Mr. Michael R. Burwell
Chief Financial Officer of General Partner for
Redwood Mortgage Investors VI, a California Limited Partnership
900 Veterans Blvd., Suite 500
Redwood City, CA 94063

> **Re: Redwood Mortgage Investors VI, a California Limited Partnership**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 0-17573**

Dear Mr. Burwell:

We have reviewed your filing and your response letter dated March 12, 2010.   As you have filed your 2009 Form 10-K prior to the resolution of our previous comments, we have limited our review of your filing to those unresolved matters as they pertain to your most recent filing and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Item 7- Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, pages 20 to 21

1. We note your response to prior comment 2 and your disclosure in your Form 10-K for the year ended December 31, 2009 filed on March 31, 2010. You state that in recent years more interpretation, judgment and interpolation/extrapolation within and across property types is required. Please provide us with a description of the significant Level 3 unobservable inputs that you have used in your valuations and the information used to develop the inputs. Show us the disclosure that you intend to include in future filings in your MD&A as well as your fair value footnote to address this expanded discussion. Please see ASC 820-10-50 for reference.

2. We also note your disclosure on page 21 of your Form 10-K for the year ended December 31, 2009 that states that "if events and/or changes in circumstances cause management to have serious doubts about the collectability of the payments of interest and principal in accordance with the loan agreement, a loan may be designated as impaired." Please tell us how this policy is in accordance with ASC 310-10-35-16 which states that a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual term of the loan agreement. To the extent your policy is consistent with ASC 310-10-35-16, please show us the disclosure you will include in future filings to clarify.

3. We note your response to prior comment 3. Please tell us the amount of impairment taken during the year ended December 31, 2008 and the year ended December 31, 2009 related to your loan portfolio where a loss could not be identified to a specific loan. To the extent that you have not taken an impairment of this nature during each of these periods, please tell us how you were able to reach a conclusion that such a result was appropriate. Also, tell us more specifically how you assess inherent risk in your portfolios by property type (i.e. how you incorporate general market trends into the general reserves that you record). Additionally, show us the disclosure you will include in future filings that will discuss the amount of general reserves recorded for loans that were not considered individually impaired as well as an expanded discussion of the how you incorporated general market trends into these reserves.

Form 10-Q for the quarter ended September 30, 2009

Note 5 – Asset Concentrations and Characteristics, page 14

4. We note your response to prior comment 4 in which you have disclosed that
    unprecedented current market conditions have diminished protective equity
    and that these conditions have caused drastic changes in long-entrenched
    borrower behaviors and that such events have forced you to refine your
    application of the guidance in determining impaired loans for financial
    reporting purposes for the year ended 2009 and forward. Please clarify what
    you mean by "refine your application of the guidance in determining impaired
    loans." Also, we note that Item 303 of Regulation S-K requires that you
    discuss known trends that you reasonably expect to have a material
    unfavorable impact; please show us the disclosure you will include in future
    filings that will address the significant trends which you have identified
    related to changes in the number of impaired loans.

5. We also note that you provided Appendix A in your response including the
    fair value of the collateral related to loans in foreclosure status. It is unclear if
    these amounts include estimated costs to sell; please advise.

    As appropriate, please amend your filing and respond to these comments
within 10 business days or tell us when you will provide us with a response. You may
wish to provide us with marked copies of the amendment to expedite our review. Please
submit a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please submit your cover letter on EDGAR. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jessica Barberich
Assistant Chief Accountant